Exhibit 99.1

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	27 August 2014

Sims Metal Management appoints Fred Knechtel as Group Chief Financial Officer

The Group CEO of Sims Metal Management Limited (Company), Galdino Claro, was today pleased to announce the appointment of Fred Knechtel as Group Chief Financial Officer of the Company, commencing in November prior to the Company’s AGM. Until this time, the Company’s Chief Accounting Officer, Amit Patel, will hold the responsibilities of interim Group CFO.

Mr Claro said the appointment followed a comprehensive international search in which a number of excellent external and internal candidates were considered. He said, “Fred is a well-rounded financial executive with broad experience across a number of industries. His proven leadership ability coupled with his strong strategic and analytical skills will greatly assist Sims Metal Management as it executes its recently announced five year strategic plan.”

Mr Knechtel brings over 30 years of financial and business management experience to the Company, including numerous senior-level roles in international public companies in the manufacturing, industrial products and chemicals industries. Most recently, since 2009, Mr Knechtel has served as CFO of Remy International (NASDAQ:REMY), a US$1.1 billion global automotive parts manufacturing company.

Mr Knechtel said, “I am delighted to be joining Galdino’s management team and I look forward to helping Sims Metal Management recapture its leading position in the metals recycling industry. I am excited about the opportunity to help Galdino execute his strategic vision and drive superior returns to our shareholders.”

Mr Knechtel holds a B.E., Mechanical Engineering from Stony Brook University, NY, and M.B.A., Finance from Hofstra University, NY.

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 16 October 2013.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with over 250 facilities and 6,000 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generates approximately 60% of its revenue from operations in North America. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed in the United States on the Over-the-Counter market (OTC:SMSMY). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

Investor and media inquiries contact

Todd Scott

Group Vice President – Investor Relations

Tel: +61 4 0960 0352

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